UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 18)

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377508
(CUSIP Number of Class of Securities)
Michael R. Bramnick
Senior Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 9. Exhibits
SIGNATURE

     This Amendment No. 18 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by NRG Energy, Inc., a Delaware corporation (“NRG”), with the Securities and Exchange Commission (the “SEC”) on November 24, 2008, relating to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation, to exchange each outstanding share of common stock of NRG, par value $0.01 per share (“NRG Common Stock”), for 0.485 of a share of Exelon common stock, without par value, upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, originally filed with the SEC on November 12, 2008 (the “Exchange Offer”) and (2) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 1. Subject Company Information.
          “Item 1. Subject Company Information — Securities ” on page 2 of the Statement is hereby amended and restated in its entirety as follows:
     The title of the class of equity securities to which this Statement relates is NRG’s common stock, par value $0.01 per share (“NRG Common Stock”). As of February 24, 2009, there were 244,304,639 shares of NRG Common Stock outstanding, an additional 13,364,345 shares of NRG Common Stock reserved for issuance under NRG’s equity compensation plans, of which 5,203,788 shares of NRG Common Stock were issuable upon the exercise of outstanding options granted pursuant to such plans (of which 2,754,379 were then exercisable), and 2,629,552 shares of NRG Common Stock were issuable or otherwise deliverable in connection with the exercise or vesting of other equity awards of NRG. In addition, as of February 24, 2009, NRG had 250,000 shares of 3.625% Convertible Perpetual Preferred Stock (the “3.625% Preferred Stock”), 419,970 shares of 4% Convertible Perpetual Preferred Stock, and 1,855,200 shares of 5.75% Convertible Perpetual Preferred Stock outstanding. All three series of NRG preferred stock are convertible into NRG Common Stock, subject to the terms and conditions applicable to each such series.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description

(a)(18)	Letter to Stockholders dated February 25, 2009

*	Incorporated herein by reference to NRG’s 425 filing with the SEC on February 25, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRG ENERGY, INC.
By:	/s/ Michael R. Bramnick
	Name:	Michael R. Bramnick
	Title:	Senior Vice President and General Counsel

Dated: February 25, 2009

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